QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2007		2008		2009		2010		2011
Earnings:
Income from Continuing Operations before Provision for Income Taxes	$243,161		$240,766		$345,279		$334,222		$352,900
Add: Fixed Charges	292,435		309,991		292,860		284,052		286,241

	$535,596		$550,757		$638,139		$618,274		$639,141

Fixed Charges:
Interest Expense, Net	$214,147		$219,989		$212,545		$204,559		$205,256
Interest Portion of Rent Expense	78,288		90,002		80,315		79,493		80,985

	$292,435		$309,991		$292,860		$284,052		$286,241

Ratio of Earnings to Fixed Charges	1.8	x	1.8	x	2.2	x	2.2	x	2.2	x

QuickLinks

  EXHIBIT 12
IRON MOUNTAIN INCORPORATED STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)